Exhibit 99.1

XCharge Issues Statement Regarding Recent Share Price Volatility

HAMBURG, Germany and AUSTIN, Texas, Oct. 14, 2026 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), a global provider in high-power EV charging solution, today issued a statement regarding recent volatility in the market price of the Company's American Depositary Shares (“ADSs”).

The Company has noted the recent fluctuations in its ADS price and is not aware of any specific reason for these market movements. The Company is focused on executing its business plan, serving its customers and partners, and strengthening its position across its key markets.

“We believe that the Company's current market valuation does not reflect its underlying business fundamentals, technological capabilities, and growth potential,” said Mr. Joel Adalberto Gallo, Chief Financial Officer of XCharge.

“We are confident in XCharge’s long-term growth opportunity and the strength of our underlying business fundamentals. Our focus remains on execution, innovation, and translating our competitive strengths into sustainable growth and long-term shareholder value,” said Mr. Yifei (“Simon”) Hou, Co-Chief Executive Officer of XCharge.

About XCharge

XCharge (Nasdaq: XCH) is a global supplier of high-performance electric vehicle charging solutions and energy storage solutions. The Company has headquarters in Hamburg and Austin, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about XCHG Limited's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "objective," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in XCHG Limited's filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and XCHG Limited does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge
IR Department
Email: ir@xcharge.com

Water Tower Research Asia
Feifei Shen, CFA
Tel: +86 134-6656-6136
Email: feifei@watertowerresearch.com